

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Joanne Wendy Kim
Chief Financial Officer
BIOVIE INC.
680 W Nye Lane, Suite 204
Carson City, NV 89703

      Re: BIOVIE INC.
          Form 10-K for the Fiscal Year Ended June 30, 2023
          Filed August 16, 2023
          File No. 001-39015

Dear Joanne Wendy Kim:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences